

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Mr. Michael V. Pappagallo
Chief Financial Officer
Brixmor Property Group, Inc.
420 Lexington Avenue
New York, NY 10170

Re: **Brixmor Property Group Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed February 19, 2015
        File No. 1-36160

        Brixmor Operating Partnership LP
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed February 19, 2015
        File No. 333-201464-01

Dear Mr. Pappagallo:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Staff Accountant